UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Assured Pharmacy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04622L202
(CUSIP Number)

November 13, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☒                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622L202

1		NAME OF REPORTING PERSONS Pinewood Trading Company, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,636
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,636
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,636(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Represents 333,600 shares of common stock issuable upon conversion of series B preferred stock, 48,000 shares of common stock issuable upon conversion of common stock warrants, 40,000 shares of common stock issuable upon conversion of 16% convertible debentures and 96,036 shares of common stock.

(2)
The percent of ownership is calculated using the number of outstanding shares of common stock reported in the issuer’s prospectus dated November 13, 2012, and assuming the conversion of the series B preferred stock, the warrants and the 16% convertible debentures owned by the reporting person.

CUSIP No. 04622L202

1		NAME OF REPORTING PERSONS Sagewood, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,636
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,636
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,636(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Represents 333,600 shares of common stock issuable upon conversion of series B preferred stock, 48,000 shares of common stock issuable upon conversion of common stock warrants, 40,000 shares of common stock issuable upon conversion of 16% convertible debentures and 96,036 shares of common stock.

(2)
The percent of ownership is calculated using the number of outstanding shares of common stock reported in the issuer’s prospectus dated November 13, 2012, and assuming the conversion of the series B preferred stock, the warrants and the 16% convertible debentures owned by the reporting person.

CUSIP No. 04622L202

1		NAME OF REPORTING PERSONS Jack E. Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 73,987
	6	SHARED VOTING POWER 517,636
	7	SOLE DISPOSITIVE POWER 73,987
	8	SHARED DISPOSITIVE POWER 517,636
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 591,623(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Represents 333,600 shares of common stock issuable upon conversion of series B preferred stock, 48,000 shares of common stock issuable upon conversion of common stock warrants, 40,000 shares of common stock issuable upon conversion of 16% convertible debentures, and 170,023 shares of common stock.

(2)
The percent of ownership is calculated using the number of outstanding shares of common stock reported in the issuer’s prospectus dated November 13, 2012, and assuming the conversion of the series B preferred stock, the warrants and the 16% convertible debentures owned by the reporting person.

CUSIP No. 04622L202

Item 1(a).	Name of Issuer:

Assured Pharmacy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2595 Dallas Parkway, Suite 206, Frisco, Texas 75034

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:  (i)  Pinewood Trading Fund, LP (“Pinewood”) a private investment company; (ii)  Sagewood, LLC (“Sagewood”) an investment adviser; and (iii)Jack E. Brooks (“Mr. Brooks”).  Sagewood is the General Partner of Pinewood and Mr. Brooks, is Manager of Sagewood.  Pinewood and Sagewood share beneficial ownership over the same 517,636 shares.  Attached as Exhibit 1 hereto is an agreement among Pinewood, Sagewood and Mr. Brooks that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for each of Pinewood, Sagewood and Mr. Brooks)

1029 East Drive
Beaumont, Texas 77706

Item 2(c).	Citizenship:

Pinewood is a Texas limited partnership.

Sagewood is a Texas limited liability company.

Mr. Brooks is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

04622L202

CUSIP No. 04622L202

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership:

Pinewood

(a)	Amount Beneficially Owned: 517,636

(b)	Percent of Class: 10.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 517,636

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 517,636

Pinewood’s beneficial ownership consists of (i) 96,036 shares of common stock (ii) 333,600 shares of common stock issuable upon conversion of series B preferred stock, (iii) 48,000 shares of common stock issuable upon conversion of common stock warrants, and (iv) 40,000 shares of common stock issuable upon conversion of 16% convertible debentures.

CUSIP No. 04622L202

Sagewood

(a)	Amount Beneficially Owned: 517,636

(b)	Percent of Class: 10.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 517,636

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 517,636

Pinewood, Sagewood and Mr. Brooks share beneficial ownership over the same 517,636 shares.

Mr. Brooks

(a)	Amount Beneficially Owned: 591,623

(b)	Percent of Class: 12.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 73,987

(ii)	shared power to vote or to direct the vote: 517,636

(iii)	sole power to dispose or to direct the disposition of: 73,987

(iv)	shared power to dispose or to direct the disposition of: 517,636

Mr. Brooks’ beneficial ownership consists of (i) 170,023 shares of common stock (ii) 333,600 shares of common stock issuable upon conversion of series B preferred stock, (iii) 48,000 shares of common stock issuable upon conversion of common stock warrants, and (iv) 40,000 shares of common stock issuable upon conversion of 16% convertible debentures.  Pinewood, Sagewood and Mr. Brooks share beneficial ownership over the same 517,636 shares.

CUSIP No. 04622L202

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04622L202

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2012

PINEWOOD TRADING FUND, LP

By Sagewood, LLC, General Partner

By:      /s/ Jack E. Brooks
Jack E. Brooks, Manager

SAGEWOOD, LLC

By:      /s/ Jack E. Brooks
Jack E. Brooks, Manager

Jack E. Brooks
Jack E. Brooks

CUSIP No. 04622L202

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  December 14, 2012

PINEWOOD TRADING FUND, LP

By Sagewood, LLC, General Partner

By:      /s/ Jack E. Brooks
Jack E. Brooks, Manager

SAGEWOOD, LLC

By:      /s/ Jack E. Brooks
Jack E. Brooks, Manager

Jack E. Brooks
Jack E. Brooks